[redacted]

08000465

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

January 28, 2008

Re: The information required by Rule 12g3-2(b) SUPPL
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from July 1, 2007 to December 31, 2007 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Grace Shu-Hui Hsieh
Stock Department

1

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from July 1, 2007 to December 31, 2007

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2. Reports released publicly on the website: http://newmops.tse.com.tw

A. Monthly operation statements from July of 2007 to December of 2007 (brief English description as attachment 2-A)

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Date: July 12, 2007

   To announce the cash dividends are adjusted to be NT$0.299944966/per share because debtees for the 2nd Domestic Unsecured Convertible Bond exercised their conversion rights, the Company's outstanding shares were changed.

2. Date: July 16, 2007

   To announce the record date of cash dividends is on August 6, 2007. Accordingly, the suspension period for roster's registration is from August 2 to August 6, and the distribution date of cash dividends is on September 6, 2007.

3. Date: August 3, 2007

   To announce no reset of the conversion price for 1st Domestic Unsecured Convertible Bond according to Article 11 of the 1st Domestic Unsecured Convertible Bond Issuance and Conversion Methods.

4. Date: December 24, 2007

   To announce the put option exercise period for the 2nd Domestic Unsecured Convertible Bondholders from February 4, 2008 to March 5, 2008 at 100% of par value.

Attachment 2-A

Monthly Operation Statements of
Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1.Statements of operation for July 2007 (publicly announced on the website: http://mops.tse.com.tw)

Date: August 10, 2007
Net operating revenue: NTD 2,216,286,000
Amount of Endorsements/Guarantees: NTD 52,603,347,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for August 2007 (publicly announced on the website: http://mops.tse.com.tw)

Date: September 10, 2007
Net operating revenue: NTD 2,155,368,000
Amount of Endorsements/Guarantees: NTD 52,522,814,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for September 2007 (publicly announced on the website: http://mops.tse.com.tw)

Date: October 9, 2007
Net operating revenue: NTD 2,367,773,000
Amount of Endorsements/Guarantees: NTD 51,376,833,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for October 2007 (publicly announced on the website: http://mops.tse.com.tw)

Date: November 9, 2007
Net operating revenue: NTD 2,110,145,000
Amount of Endorsements/Guarantees: NTD 52,475,669,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for November 2007 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 10, 2007
Net operating revenue: NTD 2,372,483,000
Amount of Endorsements/Guarantees: NTD 52,266,427,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for December 2007 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 10, 2008
Net operating revenue: NTD 2,191,806,000
Amount of Endorsements/Guarantees: NTD 52,916,471,000
Balance of Third-Party Loan: NTD 0

END